EXHIBIT 99.1

ASM: TSX/NYSE American Avino Silver & Gold Mines Ltd. Suite 900-570 Granville Street Vancouver, BC V6C 3P1	T (604 682 3701 F (604) 682 3600

April 6, 2026

AVINO ANNOUNCES NORMAL COURSE ISSUER BID FOR COMMON SHARES

Avino Silver & Gold Mines Ltd. (ASM: TSX/NYSE American, GV6: FSE; “Avino” or the “Company”) is pleased to announce that the Toronto Stock Exchange (the “TSX”) has accepted the Company’s Notice of Intention to make a Normal Course Issuer Bid (the “NCIB”) to repurchase, for cancellation, up to an aggregate of 8,428,566 common shares of Avino (the “Common Shares”), representing approximately 5% of the Company’s issued and outstanding Common Shares, being 168,571,331 Common Shares as of March 31, 2026. Purchases can be made at prevailing market prices during a 12-month period commencing on April 8, 2026 and ending on the earlier of April 7, 2027 and the date on which the Company reaches the maximum purchases permitted under the NCIB.

David Wolfin, President and CEO of the Company, commented: “Avino has enjoyed significant share price appreciation over the past nine months, and is implementing the NCIB to provide flexibility and optionality in the event we determine our share price does not adequately reflect the underlying value and long-term potential of the Company. Avino is in a strong financial position, and at current silver prices, expects to generate enough free cash flow in 2026 to support the repurchase of Common Shares, bringing additional value to shareholders and further underscoring our commitment to delivering strong shareholder returns.”

Under the NCIB, purchases will be made through the facilities of the TSX, the NYSE American LLC (the “NYSE American”) and/or permitted alternative trading systems in Canada and the United States at prevailing market prices or such other prices as permitted under the rules and policies of the TSX and the NYSE American, as applicable, and applicable securities laws. All Common Shares purchased by the Company under the NCIB will be cancelled. Daily purchases on the TSX under the NCIB will be limited to a maximum of 248,266 Common Shares, representing 25% of 993,067, the average daily trading volume of the Common Shares on the TSX for the six months ending March 31,  2026, subject to any purchases made pursuant to the block purchase exception.

The Company believes the NCIB will provide a flexible tool as part of its overall capital allocation program, that the repurchase of Common Shares at certain market prices is an appropriate and desirable use of the Company’s funds, and that the NCIB is in the best interests of the Company and beneficial to its shareholders. The Company has no obligation to purchase any Common Shares and may, at its discretion, suspend or discontinue purchases under the NCIB at any time. The actual number of Common Shares to be purchased under the NCIB and the timing of any such purchases will be determined by management of the Company based on market conditions, share price, best use of available cash, and other factors as determined from time to time.

In connection with the NCIB, the Company has entered into an automatic share purchase plan (“ASPP”) in relation to purchases made under the NCIB. The ASPP is intended to facilitate repurchases of Common Shares at times under the NCIB when the Company would ordinarily not be permitted to make purchases due to regulatory restriction or customary self-imposed blackout periods. Before the commencement of any particular trading black-out period, the Company may, but is not required to, instruct its designated broker to make purchases of Common Shares under the NCIB during the ensuing black-out period in accordance with the terms of the ASPP. Such purchases will be determined by the designated broker at its sole discretion based on purchasing parameters set by the Company. The ASPP will constitute an “automatic securities purchase plan” under applicable securities laws and has been entered into in accordance with the requirements of the TSX. It will terminate when the NCIB expires, unless terminated earlier in accordance with its terms. All purchases of Common Shares made under the ASPP will be included in determining the number of Common Shares purchased under the NCIB. Outside of pre-determined blackout periods, Common Shares may be purchased under the NCIB based on management’s discretion.

 April 6, 2026 - Avino Silver & Gold Mines Ltd. - News Release

Avino Announces Normal Course Issuer Bid for Common Shares

This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Avino:

Avino is a silver producer from its wholly owned Avino Mine near Durango, Mexico. The Company’s silver, gold and copper production remains unhedged. The Company intends to maintain long-term sustainable and profitable mining operations to reward shareholders and the community alike through our growth at the historic Avino Property and the strategic acquisition of the adjacent La Preciosa which was finalized in Q1 2022. Early in 2024, the Pre-feasibility Study on the Oxide Tailings Project was completed. This study is a key milestone in our growth trajectory. Avino has been included in the Toronto Stock Exchange’s 2025 TSX30™. Avino has distinguished itself by reaching the 5th position on the TSX30 2025 ranking. As part of Avino’s commitment to adopting sustainable practices, we have been operating a dry-stack tailings facility for more than two years with excellent results. We are committed to managing all business activities in a safe, environmentally responsible, and cost-effective manner, while contributing to the well-being of the communities in which we operate. We encourage you to connect with us on X at @Avino_ASM and on LinkedIn at Avino Silver & Gold Mines. To view the Avino Mine VRIFY tour, please click here.

Cautionary Notes & Forward-Looking Statements

This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward-looking statements”) within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as “forward-looking statements” are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to: the Company’s intention to make an NCIB and enter into an ASPP, the reasons for the NCIB and the ASPP, the timing and amount of purchases under the NCIB and the ASPP, the cancellation of the Common Shares purchased under the NCIB, any anticipated benefits associated with the NCIB or the ASPP, expectations regarding free cash flow, and beliefs with respect to the value of the Common Shares and the underlying value of the Company. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “envisages”, “assumes”, “intends”, “strategy”, “goals”, “objectives” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements. These forward-looking statements are made as of the date of this news release. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

The Company has based forward-looking statements on the Company’s current expectations and projections about future events and these assumptions include: the Company’s ability to achieve the exploration, production, cost and development expectations for its respective operations and projects; prices for gold, silver and copper remaining as estimated; availability of funds for the Company’s projects and future cash requirements; the Company’s ability to maintain and obtain all necessary permits, licenses and regulatory approvals in a timely manner or at all; no unexpected geological formations or environmental hazards are encountered; and, tonnage of ore to be mined and processed and ore grades and recoveries remaining consistent with mine plans. While the Company considers these assumptions to be reasonable, they may prove to be incorrect. Forward-looking statements involve numerous risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. Such factors include those described in the section “Risk Factors” in the Company’s MD&A for the most recent fiscal year end, and in the section titled “Risk Factors” in the Company’s most recently filed Annual Information Form, both of which are available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar. Forward-looking statements reflect management’s current expectations for future events and is subject to change. Except as required by applicable law, the Company assumes no obligation to update or to publicly announce the results of any change to any forward-looking statements contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or other factors affecting forward-looking statements. If the Company updates any forward-looking statements, no inference should be drawn that the Company will make additional updates with respect to those or other forward-looking statements. All forward-looking statements contained in this news release is expressly qualified by this cautionary statement.

For Further Information, Please Contact:

Investor Relations

Tel: 604-682-3701

Email: IR@avino.com